Exhibit 99.1

Case 1:16-cv-02437-AJN     Document 29     Filed 06/03/16     Page 1 of 6

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK
METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LTD. and JEFFREY E. SCHWARZ, derivatively on behalf of NAVIOS MARITIME ACQUISITION CORPORATION,
Plaintiffs, v. NAVIOS MARITIME HOLDINGS, INC., Defendant, -and- NAVIOS MARITIME ACQUISITION CORPORATION, Nominal Defendant.	Case No. l:16-cv-02437 (AJN)

                                 STIPULATION AND [~~PROPOSED~~] ORDER OF DISMISSAL

WHEREAS, on March 9, 2016, Navios Maritime Acquisition Corporation (the “Company” or “Acquisition”) issued a Form 6-K announcing that the Company and Navios Maritime Holdings, Inc. (“Holdings”) had entered into an agreement pursuant to which Acquisition provided a revolving loan facility of up to $50.0 million to Holdings (the “Loan Facility”);

WHEREAS, on April 1, 2016, Plaintiff Jeffrey E. Schwarz (“Schwarz”) and Plaintiff Metropolitan Capital Advisors International Ltd. (“Metropolitan Capital,” collectively with Schwarz, “Plaintiffs”) filed a derivative complaint (the “Complaint”) against Defendant Holdings

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and Nominal Defendant Acquisition, seeking, among other things, an injunction barring Holdings from drawing down on the Loan Facility and, in the alternative, seeking damages in connection with any funds transferred, at the time or in the future, from the Company to Holdings pursuant to the Loan Facility (the “Action”);

WHEREAS, simultaneously with the filing of the Complaint, Plaintiffs filed a Motion for Expedited Discovery and an Injunction Schedule seeking (i) expedited discovery, and (ii) an expedited preliminary injunction hearing;

WHEREAS, on April 4, 2016, Plaintiffs served the Summons and Complaint on Holdings;

WHEREAS, on April 11, 2016, Plaintiffs served the Summons and Complaint on Acquisition;

WHEREAS, on April 12, 2016, the parties submitted a stipulated proposed schedule for expedited discovery;

WHEREAS, on April 13, 2016, the Court entered the parties’ stipulated schedule and advised the parties that it would hear Plaintiffs’ application on May 12, 2016;

WHEREAS, on April 14, 2016, Acquisition and Holdings issued a joint press release announcing that the Loan Facility had been cancelled, and that no borrowings had been made under the Loan Facility;

WHEREAS, on April 15, 2016, Plaintiffs wrote to advise the Court that, as a result of the termination of the Loan Facility, Defendants’ independent actions provided complete relief to Plaintiffs in this Action, rendered Plaintiffs’ claims moot, and that Plaintiffs therefore wished to dismiss their claims as moot and to submit an application for an award of attorneys’ fees and reimbursement of expenses;

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WHEREAS, on April 29, 2016, the Court entered an Order approving Plaintiff Metropolitan Capital’s request for voluntary dismissal from the Action solely as to itself, and without prejudice to the rights or claims of Plaintiff Schwarz;

WHEREAS, on April 29, 2016, the Court entered a schedule governing Plaintiff Schwarz’s anticipated application for an award of attorneys’ fees and reimbursement of expenses;

WHEREAS, Plaintiff wishes to voluntarily dismiss the Action as moot;

WHEREAS, Bernstein Litowitz Berger & Grossmann LLP (“Plaintiff’s Counsel”) believes that the decision to terminate the Loan Facility was caused by this Action and a substantial benefit was thereby conferred on Acquisition;

WHEREAS, following the mooting of this Action as a result of the cancellation of the Loan Facility, Plaintiff’s Counsel and the Company engaged in arm’s length negotiations regarding a reasonable fee award for Plaintiff’s Counsel, and the Company, in the exercise of its business judgment, agreed to pay Plaintiff’s Counsel $775,000 in attorneys’ fees and expenses;

WHEREAS, Defendants deny each and every, and any and all, of Plaintiffs’ allegations, and deny that Defendants engaged in any wrongdoing of any kind or nature whatsoever, and the Company states that the Company has agreed to settle Plaintiff’s application for an award of attorneys’ fees and expenses solely due to the costs of defense of that application;

WHEREAS, the Court has not passed on the amount of the fee;

NOW, THEREFORE, upon consent of the parties and subject to the approval of the Court:

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IT IS HEREBY ORDERED this 3rd day of June, 2016, pursuant to Rules 23(e) and 41(a) of the Federal Rules of Civil Procedure, that:

1. The Company shall file this Stipulation and Order of Dismissal as an attachment to a Form 6-K to be issued no more than five (5) calendar days following the entry of this Stipulation and Order of Dismissal (“Order”). The filing by the Company of this Order as an attachment to a Form 6-K constitutes adequate notice for purposes of Rule 23(e)(l) of the Federal Rules of Civil Procedure (the “Notice”);

2. The Company or its counsel shall file with the Court an affidavit that the Notice has been made (the “Affidavit”) in accordance with paragraph 1 above no later than five (5) calendar days after the Notice is publicly-filed;

3. Upon the filing of the Affidavit and Plaintiff’s Counsel’s filing of a declaration confirming their receipt of the payment of attorney fees and expenses contemplated in paragraph 4 below (which declaration shall be filed by Plaintiff’s Counsel within three (3) business days after such payment is received by Plaintiff’s Counsel):

a.	The Action shall be dismissed with prejudice as to Plaintiffs Schwarz and Metropolitan Capital, and without prejudice as to all other Acquisition stockholders;

b.	The Clerk of the Court shall close this case on the docket; and

c.	The Court will no longer retain jurisdiction over this Action.

4. The Company shall pay to Plaintiff’s Counsel fees and expenses in the amount of $775,000 within five (5) business days of the date of the filing of the Affidavit to an account designated by Plaintiff’s Counsel.

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DATED: June 1, 2016

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

/s/ Mark Lebovitch
Mark Lebovitch
John Vielandi
Alla Zayenchik
David MacIsaac
1251 Avenue of Americas
New York, NY 10020
Tel: (212) 554-1400
Fax: (212) 554-1444

Attorneys for Plaintiffs Jeffrey E. Schwarz and Metropolitan Capital Advisors International Ltd.

THOMPSON HINE LLP

/s/ Tammy P. Bieber
Tammy P. Bieber
Barry Kazan
335 Madison Avenue, 11th Floor
New York, NY 10017
Tel: (212) 344-5680
Fax: (212) 344-6101

Attorneys for Nominal Defendant Navios Maritime Acquisition Corporation

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

/s/ Israel David
Israel David
Justin Santolli
One New York Plaza
New York, NY 10004
Tel: (212) 859-8000
Fax: (212) 859-4000

Attorneys for Defendant Navios Maritime Holdings, Inc.

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IT IS SO ORDERED this 3rd day of June, 2016.

The Honorable District Judge Allison A. Nathan

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